   GelTech Solutions, Inc
1460 Park Lane South, Suite 1
Jupiter, Florida 33458.

March 4, 2011

Mr. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Dear Mr. Cash:

Please find our responses to the comments received from you in your letter dated February 22, 2011 related to the Form 10-K of GelTech Solutions, Inc. for the fiscal year ended June 30, 2010 and the Form 10-Q of GelTech Solutions, Inc. for the three months ended September 30, 2010.  Our response to each comment follows your comment which has been reproduced.

Form 10-K for the year ended June 30, 2010

Item 1. Business, page 2

1.
We note your products are manufactured by third parties.  Please clarify your disclosures in future filings to explain whether you have any contractual obligations such as minimum quantities which would impact your business.

Registrant’s Response

We will expand our disclosure in future filings to include an explanation that there are no contractual obligations, such as minimum quantities with our third party suppliers, which would impact the business.

Results of Operations, page 17

2.
In future filings please enhance your results of operations discussion to explain the reasons for changes in your revenues period to period.  In this regard, we would expect to see an explanation as to why revenue increased or decreased for each product.

Registrant’s Response

To the extent that we are aware of the reasons, we will enhance our discussion in results of operations in future filings to include an explanation as to why revenue increased or decreased for each product.

Item 9A. Controls and Procedures, page 30

3.
Please amend your filing to include Management’s annual report on internal control over financial reporting as required by Item 308 of Regulation S-K.  when you amend your filing, please ensure that you include updated certifications.

Registrant’s Response

We will amend our filing to include Management’s annual report on internal control over financial reporting as required by Item 308 of Regulation S-K, after the Commission’s Staff has had the opportunity to review our responses to the other comments contained herein.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations…

Warrants to Purchase common stock, page F-17

4.	Please provide to us and disclose in future filings, a more comprehensive discussion of your accounting policy for warrants. Please reference appropriate authoritative literature.

Registrant’s Response

We have included herein and will include in future filings the following disclosure of our accounting policy for warrants:

The Company accounts for warrants issued for services in accordance with ASC 505-50-30-2 Equity Based Payments to Non-Employees.  As such, the Company calculates the fair value of the warrants granted using the Black-Scholes option pricing model and records the fair value to either prepaid expense or expense based upon the terms of the underlying contract for services.  In applying the Black-Scholes method, the Company calculates volatility based upon the historical market price of the Company’s common stock, utilizes discount rates obtained from the Federal Reserve Statistical Release for treasury instruments of the same duration and expected term as the contractual term of the warrants.

Warrants issued in connection with the sale of shares of common stock are treated as part of the equity transaction and are recorded in stockholders’ equity or liabilities in accordance with the guidance at ASC 480-10-25.

Form 10-Q for the quarter ended September 30, 2010

Notes to Condensed consolidated financial Statements

Stockholders’ Equity

5.
We note your disclosures related to the agreement with Lincoln Park Capital Fund LLC for the issuance and sale of units, including common stock and warrants.  Please provide us with a comprehensive explanation of how you intend to account for the warrants, including your analysis of the appropriate classification based upon the provisions of ASC Topics 480 and 815.

Registrant’s Response

The warrants issued as part of the initial purchase by Lincoln Park Capital of 200,000 shares of the Company’s common stock, as outlined in Section 2.(a) of the Purchase Agreement, have been accounted for as a sale of warrants and common stock and accordingly, have been recorded in stockholders’ equity.

The warrant agreement does not provide for a net cash settlement or any form of redeemable equity settlement which would require treatment as a liability under ASC 480-10-25-1 though 13.  It does provide for a cashless exercise option on the termination date of the warrants. This however does not meet the requirements of ASC 480-10-25-14.   ASC 480-10-05-2 includes in its definition of an obligation an instrument that provides for net share settlement, however, the definition of net share settlement contained at ASC 480-10-20 defines net share settlement as  “A form of settling a financial instrument under which the entity with a loss delivers to the entity with a gain shares of stock with a current market value equal to the gain.” Since a cashless exercise by the holder is essentially a treasury stock transaction to the Company and since there can be no gain or loss on treasury stock transaction per ASC 505-30-25-7, the cashless exercise feature does not meet the definition of net share settlement. As such, based upon for the factors mentioned above, the warrants should be recorded as equity, not a liability.

The remaining question is whether the warrants should be classified as a liability because they meet the definition of a derivative as outlined in ASC 815.  ASC 815-10-15-13k. directs you to ASC 815-10-15-74a. which states that” Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, a reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic: a. Contracts that are issued or held by that reporting entity that are both; 1. Indexed to its own stock; and 2. Classified in stockholders’ equity in its statement of financial position.”  ASC 815-40-15-7C states an instrument shall be considered indexed to its own stock if its settlement amount will be equal to the difference between the fair value of the entity’s equity shares and a fixed monetary amount.  Since the warrants meet this requirement and the strike price adjustments in the warrant agreement are acceptable under ASC 815-40-15-7D, E and G, the warrants are considered to be indexed to the Company’s common stock and are thus excluded from derivative accounting.

6.
We note your disclosure that as of September 30, 2010, 50,000 shares of common stock were issuable in connection with a one year consulting agreement for investor relations. Demonstrate to us how your accounting for deferred consulting costs complies with ASC Topic 505.  Disclose the material terms of the consulting agreements including: the parties providing the services and any related party relationships; the specific nature of services provided; the number of shares issued; your basis for determining the fair value of the shares issued; and your basis for determining that there is “sufficiently large disincentive for nonperformance” such that recording an asset is appropriate.

Registrant’s Response

The consulting agreement is with an investor relations company that has advised and assisted the Company in the past.  As an accommodation to the Company, in acknowledgement of the Company’s liquidity issues, the consulting company proposed a non-cash payment plan for their services.  The agreement calls for the consultant to assist the Company in arranging a minimum number of monthly meetings with investors over a 12 month period beginning from the date of the agreement, September 28, 2010.  The shares were valued at the fair market value of the Company’s common stock on the date the agreement was executed, September 28, 2010.  The grant of shares was approved by the Company’s Board of Directors on August 12, 2010.  Although, not vested, the shares were issued with a restrictive legend to the consultant on October 6, 2010.  As of September 30, 2010, the balance sheet of the Company reflects a prepaid consulting asset in the amount of $60,042 representing the fair value of the shares granted $65,500, less one month’s amortization.  The Company amortized $16,375 for the three months ended December 31, 2010.

We valued the shares at the earlier of the date of a mutual understanding of the terms of the grant, September 28, 2010, or the date the services were performed in accordance with ASC 505-50-30-18.  While there are not substantive disincentives for non-performance, the Company feels that a performance commitment has been achieved based upon our two year track record with this investor relations company and the fact that it is willing to receive equity compensation in lieu of the previous cash compensation.  As such, we feel confident that the issuance of restricted shares to this consultant is for all intents and purposes the same as a cash payment and have treated the grant as a prepaid asset.

Had we recorded the transaction in accordance with ASC 505-50-S99-1, we would have recorded an expense of $15,000 (50,000 shares x 25% x $1.20 quoted market price per share) for the three and six months ended December 31, 2010.  For the six months ended December 31, 2010, we have recognized expense of $21,833 (4/12 x $65,500).  As such, the financial statements of the Company have deviated from ASC 505-50-S99-1 as follows:

As of September 30, 2010, assets and equity were overstated by $60,042 and expenses for the three months ended September 30, 2010 were overstated by $5,458.

As of December 31, 2010, assets and equity were overstated by $43,667 and expenses were overstated by $1,375 and $6,833, respectively, for the three and six months ended December 31, 2010.

Given, the relative immateriality of the differences as of September 30, 2010 and December 31, 2010, we propose to record the future vesting of these shares in accordance with ASC 505-50-S99-1 and correct the prior differences in future filings.

GelTech acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours,

/s/ Michael R. Hull
Michael R. Hull
Chief Financial Officer